The Navellier Performance Funds

			File # 811-09142



Sub-Item 77M:  Mergers

	On July 24, 1998, the Navellier Aggressive Small Cap Equity
Portfolio of the Navellier Performance Funds (the "Acquiring Portfolio") acquired all the net assets of the Navellier Aggressive Small Cap Equity Portfolio of the Navellier Series Fund (the "Series Fund") pursuant to a plan of reorganization approved by the Series Fund's shareholders on June 26, 1998. The acquisition was accomplished by a tax-free exchange of 3,318,156 shares of the Acquiring Portfolio (valued at $54,597,912) for the 3,318,156 shares of the Series Fund outstanding on July 24, 1998.
The Series Fund's net assets at that date ($54,597,912), including $6,897,784 of unrealized appreciation, were combined with those of the Acquiring Portfolio. The aggregate net assets of the Acquiring Portfolio and the Series Fund immediately before the acquisition were $10,298 and $54,597,912, respectively.